Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-125
tallyn@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
Iroth@kcsa.com

Optibase IPTV Encoding Platforms Will Be Installed At Bharti Airtel, India

Optibase helps drive the growth of IPTV services adoption in India

HERZLIYA, Israel, October 2, 2007 – Optibase Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, announced today that Airtel Broadband & Telephone Services (B&TS), India’s largest private broadband and telephone service provider, chose Optibase H.264 Media Gateway (MGW) 5100 IPTV encoding platforms for its planned IPTV service offerings.

Airtel Broadband & Telephone Services (B&TS) provides broadband & telephone services in 94 cities in India. Bharti Airtel is currently undertaking IPTV trials in a thousand households and is planning to launch its IPTV services in the last quarter of the current calendar year. Optibase’s carrier grade TV streaming platforms, incorporated in UTStarcom IP-based end-to-end networking solution, will be utilized by Bharti Airtel to supply high-quality H.264 video.

The first introduction of IPTV services in India took place two years ago. Having installed video over IP solutions in three out of the four major IPTV Indian service providers; Aksh Optifibre Limited, Time Broadband Services Pvt. Ltd (TBSL) and Bharti Airtel Limited, Optibase is becoming pivotal in driving the growth of IPTV deployment in India. With Optibase’s advanced H.264 streaming platforms, Indian service providers have the ideal IPTV offering to attract new customers and preserve current ones, by using a cost effective combination of top quality picture resolution at low bit rates.

“Being the leading service provider, we at Airtel are constantly taking initiatives to offer the best in class services to our customers, backed by a sound infrastructure to support these exciting services,” said Atul Bindal, President, Broadband & Telephone Services, Bharti Airtel. “utilizing Optibase’s advanced encoding platform is a strategic step in the creation of world-class infrastructure for our IPTV services. The platform will enable us to offer superior video quality that redefines television entertainment for our customers.”

Amir Phillips, Chief Financial Officer at Optibase commented, “given that India is an emerging and significant market in the growing IPTV world. The deployment of Optibase advanced IPTV encoding platforms by a tier one Telco operator, such as Bharti Airtel, represents an important business relationship for our company.”

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.

For further information, please visit www.optibase.com

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.